
September 2, 2015

Mail Stop 4561

Catherine A. Lesjak
Executive Vice President and Chief Financial Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304

> **Re:** **Hewlett-Packard Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2014**
> **Form 10-Q for the Quarterly Period Ended April 30, 2015**
> **Response Dated June 9, 2015**
> **File No. 001-04423**

Dear Ms. Lesjak:

We have reviewed your June 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our reference to the prior comment relates to our May 8, 2015 letter.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 51

1.   We note your response to prior comment 1 and your response to prior comment 24 from your letter dated August 10, 2015 relating to Hewlett Packard Enterprise Company's Registration Statement on Form 10. However, based on our telephone call with the company's representatives on August 26, 2015, we understand that the EG segment manager reviews operating results information, including gross margins, for the business units included within the EG segment. Accordingly, for those business units it appears that discrete financial information is available that is reviewed by the segment manager. The business units also appear to be businesses as defined in ASC 805-10-55-4 through 55-9. If so, it appears that the business units within the EG segment represent components that are reporting units, as defined in ASC 350-20-35-34. Please clarify why you do not believe the business units represent components that are reporting units as defined by ASC 350-20-35-34 and ASC 350-20-55-1 to 5. Please also provide us with the reporting packages for the quarterly periods ended October 31, 2013 and January 31, 2014 that the EG segment manager reviewed in assessing operating results for the segment and each of the business units discussed in the August 26, 2015 telephone call. If not otherwise evident, please quantify the corporate allocations included in the EG segment results that are not included in the business unit results. Also please describe the types of the corporate costs allocated and which types constitute the significant portion of that allocation.

Form 10-Q for the Quarterly Period Ended April 30, 2015

Notes to Consolidated Condensed Financial Statements

Note 6: Taxes on Earnings, page 22

2.   We note that you disclose that you recorded discrete items resulting in net tax benefits and such items relate to your restructuring events. We also note that your selected financial data as of October 31, 2014 presents restructuring charges for the past five years. Please tell us why you believe such items are subject to discrete treatment as your restructuring charges do not appear to be unusual or infrequent. We refer you to ASC 740-270-35-4.

Catherine A. Lesjak
Hewlett-Packard Company
September 2, 2015
Page 3

 You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Laura Veator, Senior Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

 Sincerely,

 /s/ Stephen Krikorian

 Stephen Krikorian
 Accounting Branch Chief
 Office of Information Technologies
 and Services